UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Knight Capital Group, Inc.

(Name of Issuer)

Class A Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

499005106

(CUSIP Number)

Alex Sadowski

Assistant General Counsel

350 N. Orleans, 3rd Floor South

Chicago, IL 60654

+ 1 312 931 2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 28, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 499005106

(1)	Names of Reporting Persons. GETCO Strategic Investments, LLC
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds AF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 56,875,362 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 56,875,362 (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 56,875,362 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 23.8% (2)
(14)	Type of Reporting Person OO

(1)	Reflects 56,875,362 shares of Class A Common Stock issuable upon conversion of the Issuer’s Series A-1 Convertible Preferred Stock.

(2)	Calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, based on 181,892,665 shares of Class A Common Stock outstanding (excluding shares of Common Stock issuable upon conversion of the Preferred Stock) as of November 5, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012, as filed with the Securities and Exchange Commission on November 9, 2012.

CUSIP No. 499005106

(1)	Names of Reporting Persons. GETCO Holding Company, LLC
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 56,876,429 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 56,876,429 (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 56,876,429 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 23.8% (2)
(14)	Type of Reporting Person HC, OO

(1)	Reflects 1,067 shares of Class A Common Stock and 56,875,362 shares of Class A Common Stock issuable upon conversion of the Issuer’s Series A-1 Convertible Preferred Stock.

(2)	Calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, based on 181,892,665 shares of Class A Common Stock outstanding (excluding shares of Common Stock issuable upon conversion of the Preferred Stock) as of November 5, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012, as filed with the Securities and Exchange Commission on November 9, 2012.

This Amendment No. 2 amends and supplements Item 4 and Item 7 of the Schedule 13D of GETCO Holding Company, LLC (“Getco Holding”) and GETCO Strategic Investments, LLC (“GSI”) (each a “Reporting Person” and together, the “Reporting Persons”) filed on August 16, 2012 with the Securities and Exchange Commission with respect to the Class A Common Stock, $.01 par value per share (“Common Stock”), of Knight Capital Group, Inc. (the “Issuer”), as amended by Amendment No. 1 filed on November 15, 2012. Unless otherwise indicated, all capitalized terms used but not defined herein have the meanings set forth in the Schedule 13D.

Item 4 of this Schedule 13D is hereby amended and supplemented as follows:

On November 28, 2012, GETCO Holding submitted a letter to the Board of Directors of the Issuer. A copy of the letter is attached to this Amendment No. 2 as Exhibit 99.6 and is hereby incorporated by reference into this Item 4.

Item 7 of this Schedule 13D is hereby amended and supplemented as follows:

Exhibit 99.6             Letter dated November 28, 2012

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 28, 2012

GETCO Holding Company, LLC

By:	/s/ John McCarthy
Name: John McCarthy
Title: Authorized Signatory

GETCO Strategic Investments, LLC

By:	/s/ John McCarthy
Name: John McCarthy
Title: Authorized Signatory

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